EXHIBIT 99

Name and Address of Reporting Person:

Donald K. Peterson

211 Mt. Airy Road

Basking Ridge, New Jersey 07920

Issuer Name and Ticker Symbol:

Avaya Inc. [AV]

Date of Earliest Transaction Required to be Reported:

09/18/2006

On September 18, 2006, 50,000 stock options held by the reporting person were exercised and the underlying shares of common stock were sold throughout the day at prices ranging from a low of $11.30 to a high of $11.33 per share for an average selling price of $11.3035 per share.

Date   Qty     Price

9/18/2006  40400    $11.3000

9/18/2006   3700    $11.3100

9/18/2006   5143    $11.3200

9/18/2006    757    $11.3300